UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16 August 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes         No X

Issued by Harmony Gold
Mining Company Limited
16 August 2012
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony of today - a different one to yesteryear
Johannesburg. Thursday, 16 August 2012. Harmony Gold Mining Company Limited
(“Harmony” or the “Company”) is pleased to announce their results for the quarter and year ended 30 June 2012.
“The Harmony of today is a very different one to that of yesteryear. We have established a platform of excellence and leadership in many areas, strategic planning and determined effort”, said Graham Briggs, Harmony’s chief executive officer.
Safety is Harmony’s first priority and has also been identified as one of the company’s key values. Harmony remains committed to achieving its production safely and the improvements in respect of all our safety indicators, together with a number of safety awards that Harmony received, are proof that we are on the right track.
With respect to production, the quarter compared well to the first and second quarter of financial year 2012 and proved that the operations can do better through focused planning and execution of the plan. Gold production for the June 2012 quarter was 14% higher than the previous quarter, driven by higher tonnage and improved grade. Operating profit increased by 24% to R1.4 billion (US$171 million) when compared to the March 2012 quarter. Cash operating cost per unit improved by 5% quarter on quarter, at R279 719/kg
(US$1 071/oz). Total operating costs were higher, mainly due to an increase in electricity tariffs and consumables.
Year on year, the group increased its operating profit by 80% to R5.9 billion (US$759 million), compared to the R3.3 billion (US$468 million) operating profit generated in the 2011 financial year. Gold production decreased marginally from 40 535kg (1.303moz) to 39 642kg
(1.274moz). Cash operating cost per kilogram of gold produced increased by 20% to R270
918/kg, while cash operating costs in US$/oz terms only increased by 8% at US$1085/oz as a function of the weakening of the R/US$ exchange rate by 11% to R/US$ 7.77.
A net profit of R2.6 billion(US$333 million) was generated for the year – this represents a four-fold increase on the R617 million (US$86 million) profit recorded in 2011. Net profit for the quarter decreased to R47 million (US$6 million), mainly due to year-end deferred tax adjustments.
Headline earnings and headline earnings per share (HEPS) more than doubled year on year, from R957 million (US$135 million) to R2.4 billion(US$305 million) and 223 SA cents (31 US cents) to 551 SA cents (71 US cents) respectively. Due to an increase in the deferred tax rates as a result of improved life of mine plans, increased exploration expenditure, an increase in depreciation and amortisation as well as a change in estimate of gold in lock-up
(primarily at St Helena plant, Steyn plant and Kalgold), a headline loss of R87 million (US$11 million) and headline loss per share of 20 SA cents (2 US cents) were recorded for the June
2012 quarter.
Resource potential at Wafi-Golpu continues to improve with on-going drilling results from the resource definition programme being extremely encouraging. The results of the Golpu pre-
feasibility study will be shared with the market on 29 August 2012 at Harmony’s Investor
Day.
In line with Harmony’s strategy of generating cash to fund dividends and growth, a final dividend of 50 SA cents was declared.
Briggs concluded that “our commitment to our company is measured by sustainable earnings that deliver dividends and growth – we have achieved just that. Harmony has built a reputation for itself as a leading gold mining company in both South Africa and Papua New
Guinea.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 16, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abboott
Name: Frank Abbott
Title: Financial Director